Filed by The Bank of Yokohama, Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-_____) and
The Higashi-Nippon Bank, Limited (File Number: 132-_____)
Dated November 17, 2014

SUMITOMO METALS
ANNUAL REPORT 2011

Message from the President

I am Hiroshi Tomono, President of Sumitomo Metals.
My job is to raise the corporate value of Sumitomo Metals.
I have been pursuing the strategy of reinforcing our intangible assets, strengthening our strengths, and accelerating
distinctiveness in order to grow in a sustained way that
balances quality and scale.

We began studying the merger with Nippon Steel, scheduled
in October 2012, in order to raise our value more quickly.
Both companies share the common belief of contributing to
society through steelmaking. Our goal is to become the most
competitive steelmaker in terms of technology, quality, and
costs by consolidating the resources of both companies.

SUMITOMO METALS
ANNUAL REPORT 2011

Message from the President

Becoming the most competitive steelmaker
through the merger with Nippon Steel

Growth that balances quality and scale through the merger

October 1, 2012 is our target date for the merger. Through the merger, we will globalize faster and become the most competitive steelmaker worldwide in terms of technology and costs. We believe the merger is the best way to raise our value quickly by strengthening our strengths and accelerating distinctiveness.
Our motto is "Make steel, make our future."

With Nippon Steel, we share the common belief of contributing to society through steelmaking. We also share the realization that we will be a globally competitive steelmaker by combining the strengths of both companies. The merger will make us a steelmaker of around 48 million metric tons per year in volume*.
But our focus is not only volume, but on quality such as technologies and a relationship of trust with our customers.

*Crude steel production for fiscal 2010: 12.9 million metric tons for Sumitomo
Metals (including Sumitomo Metals (Kokura), Ltd. and Sumikin Iron & Steel
Corporation); 34.9 million metric tons for Nippon Steel (consolidated basis)

Quick realization of merger synergies

Nippon Steel has been our long-standing partner since 2002, cooperating in such events as the consolidation of group companies and capital participation. In addition, it is Sumitomo Metals' second largest shareholder, with a 9.7 percent stake. We chose to merge into a single new company rather than establishing a holding company in order to realize merger synergies more quickly. We are studying toward a merger with the spirit of the equals under the motto of "Best for the new company."

Sumitomo Metals' Corporate Philosophy

We will preserve the Sumitomo Spirit and transmit it to the future, treasure people and technologies, and contribute to society through manufacturing.

Targeted Direction of Growth

Balance Between Quality and Scale
Accelerating Distinctiveness

Quality improvement

What Sumitomo
Metals is Aiming For

Pursuing Only Increase in Sales

What Sumitomo Metals is Not Aiming For

Scale expansion

Accelerate Globalization

Through the merger, we plan to accelerate the establishment of overseas operations by combining the strong products of each company and consolidating resources such as people, technologies, and sales networks.

Strengthen technologies to become a global leader

The merger will mean having more resources to invest in R&D. There is still a huge frontier of potential for iron to perform better as a physical element. We are confident that we can develop innovative new products to contribute to society and the environment. We also aim to become a leader in the area of utilizing lower grade raw materials by combining both companies' technologies.

Reducing costs to win global competition

The new company will reduce its costs to win global competition by consolidating technologies and other resources.

Sumitomo Metals' Strength: Major products for which it has 50% or more market share (Company estimates)

Share Domestic Global

100%
Railway wheels and axles
Full-active suspension system for railway vehicles
Forged steel break disks for railway vehicles
SG tubes*1 for PWR nuclear power generation
Seamless pipe for automobile airbag inflators
90%
High-alloy OCTG
80%
Lightweight welded H-beams
Excellent white painted steel sheets*2
Railway couplers
Forged crankshafts for trucks and buses
Steel sheet for hot-press use
Stainless boiler tubes for USC*3 coal-fired thermal power plants
70%
Materials for automotive crankshafts
Titanium-made cathode drum for producing electrolytic
copper foil
60%
Black Zn-Ni coated steel sheets
Railway train gear units
50%
Bogie trucks for railways
Steel plates for penstocks*4 of 590MPa strength and over
High-carbon steel sheets for CVT*5 belt elements
Pure titanium sheet for passenger airliners

*1 Steam generator tube
*2 Reflecting sheet for lightning equipment
*3 Ultra Super Critical conditions when temperature and pressure are higher than conventional levels in a boiler for thermal power generation
*4 Penstock for hydroelectric power stations
*5 Continuously Variable Transmission

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the following contact information.

The Bank of Yokohama, Ltd. Corporate Planning Department, Public Relations and CSR Office	Tel: 045-225-1141
The Higashi-Nippon Bank, Limited Corporate Planning Department, Public Relations Office	Tel: 03-3273-4073